Filed pursuant to Rule 424(b)(3)
Registration No. 333-259975
PROSPECTUS SUPPLEMENT NO. 5
(to Prospectus dated October 12, 2021)

24,142,065 Shares
CLASS A COMMON STOCK

This prospectus supplement further supplements and updates the prospectus dated October 12, 2021, as the same may be amended from time to time, referred to herein as the Prospectus, relating to the resale by certain selling shareholders referred to in the Prospectus of up to 24,142,065 shares of Qualtrics International Inc.’s Class A common stock. Such shares were issued and have been registered pursuant to the terms of the Agreement and Plan of Reorganization and Merger dated July 29, 2021 to acquire Clarabridge, Inc.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or other supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
This prospectus supplement is provided solely to update the selling stockholder table included in the Prospectus.
Qualtrics International Inc.’s Class A common stock trades on the Nasdaq Global Select Market under the symbol “XM.” On December 31, 2021, the last reported sale price of our Class A common stock was $35.40 per share.

Our business and an investment in our Class A common stock involve significant risks. These risks are described in the section titled “Risk Factors” beginning on page 7 of the Prospectus and in the documents incorporated by reference in the Prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 3, 2022.

The information in the table appearing under the caption “Selling Stockholders” in the prospectus dated October 12, 2021, as supplemented by prospectus supplement no. 1 dated October 22, 2021, prospectus supplement no. 2 dated November 2, 2021, prospectus supplement no. 3 dated November 3, 2021 and prospectus supplement no. 4 dated November 9, 2021, is modified by adding the information below with respect to persons not previously listed in the prospectus or in any amendments or supplements thereto, and by superseding the information with respect to persons previously listed in the prospectus or in any amendments or supplements thereto with the information that is set forth below.

We have based our calculation of the percentage of beneficial ownership of the selling stockholders, both before and after the offering, on 147,309,254 shares of Class A common stock and 423,170,610 shares of our Class B common stock outstanding as of December 31, 2021. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by the selling stockholders and that the selling stockholders do not acquire any additional shares. Information in the table below is based on information filed with the SEC or obtained from the persons named below.

SELLING STOCKHOLDERS

	Beneficial Ownership Before the Offering					Beneficial Ownership After the Offering(1)
	Class A Common Stock		Total Common Stock	Total Voting Power Before the Offering	Number of shares offered	Class A Common Stock		Total Common Stock	Total Voting Power After the Offering
Name of Selling Stockholders	Shares	%	%	%†		Shares	%	%	%†
Summit Partners Reinvestment Fund, L.P.(2)	5,257,405	3.6%	*	*	5,257,405	—	—	—	—
Yuchun Lee	613,907	*	*	*	613907	—	—	—	—
Summit-Trio, LLC(2)	21,896	*	*	*	21896	—	—	—	—
All other selling stockholders who beneficially own, in the aggregate, less than 1% of our common stock(3)	5,321,766	3.6%	*	*	5,318,965	2,801	*	*	*

*    Represents less than one percent (1%) of shares outstanding as of December 31, 2021.
†    Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. The holders of our Class A common stock are entitled to one vote per share, and the holders of our Class B common stock are entitled to ten votes per share.
(1)    Assumes all shares offered by the selling stockholders hereby are sold and that the selling stockholders buy or sell no additional shares of common stock prior to the completion of this offering.
(2)    Summit Partners, L.P. is the sole shareholder of Summit Partners RF, LLC, which is the general partner of Summit Partners RF, L.P., which is the general partner of Summit Partners Reinvestment Fund, L.P. Summit Partners, L.P., through a three-person investment committee, currently comprised of Peter Y. Chung, Bruce R. Evans and Martin J. Mannion, has voting and dispositive authority over any shares held by Summit Partners Reinvestment Fund, L.P. and Summit-Trio, LLC. As such, each of the foregoing individuals and entities may be deemed to share beneficial ownership of the securities held of record by Summit Partners Reinvestment Fund, L.P. and/or Summit-Trio, LLC. Each of Peter Y. Chung, Bruce R. Evans and Martin J. Mannion disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(3)    Certain of these selling stockholders were former employees of Clarabridge and are now employed by us.